SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES CUSTOMER SERVICE IMPROVEMENTS OVER NEXT 6 MONTHS

Ryanair, Europe's favourite low fares airline today (25 Oct) unveiled a programme of enhancements to its industry leading customer service which has seen the airline's traffic grow to over 80m p.a. thanks to Ryanair's unbeatable combination of lowest fares, on-time flights, new aircraft fleet and the reassuring guarantee of no fuel surcharges.

After an extensive customer feedback programme through its "Tell MOL" page on the Ryanair.com website, Ryanair confirmed that it was introducing the following customer service improvements over the next 6 months to end March 2014.

1. The "Recaptcha" security code will be removed from the Ryanair.com website for individual bookings next week (on 1 Nov next).

2.   From 1 Nov, customers who book directly on the Ryanair.com website (i.e. not via travel agents or screenscrapers) will be given a 24 hour grace period from the time of their original booking, to correct any minor errors (i.e. spelling, names, routings) made in their original booking.

3.   From 1 Nov, Ryanair will operate "quiet flights", prior to 8am in the mornings and after 9pm in the evenings. During these quiet flight periods no PA's will be made on board other than required safety announcements. Ryanair will also dim the lights during these quiet flights so that any customers who wish to snooze, can comfortably do so.

4.   From 1 Dec, Ryanair will allow passengers to bring a 2nd small carry-on bag (small ladies handbag or small airport shopping bag) no bigger than 35 x 20 x 20 cms which will allow a bottle of wine or equivalent to be carried.

5.   From 1 Dec, Ryanair's boarding card reissue fee will be cut from €70/£70 to €15/£15 for customers who have already checked in online. Customers who fail to check-in online will continue to pay a €70/£70 airport check-in fee.

6.   From 1 Jan, Ryanair's standard airport bag fees will be cut from €60/£60 to €30/£30 at the bag drop desk, and from €60/£60 to €50/£50 at the boarding gate, bringing them into line with competitor airline standard airport bag fees.

Ryanair's Michael O'Leary said:

"We are very excited at these significant improvements in what is already Europe's No.1 customer service airline. As we implement our plans to grow from 80m to over 110m customer p.a. over the next 5 years, we are actively listening and responding to our customers so that they can continue to expect low fares and on-time flights on Ryanair, but will now enjoy easier website access, 24 hour grace periods, a 2nd small carry-on bag, reduced airport bag fees and quiet flights. We hope that our passengers will enjoy these service improvements, while still enjoying Ryanair's low fares and on-time flights."

Ryanair's Director of Customer Service, Caroline Green said:

"These are the first in a series of customer service improvements which Ryanair is actively working on to make our low fare services easier to access and even more enjoyable for our millions of customers. As some of these policy changes will require website changes and handling staff retraining, we will be rolling them out over the next few months as we strive to further improve Europe's No.1 customer service airline. If customers have any other suggestions or feedback they want us to hear, then please use our customer feedback service "Tell MOL" on the Ryanair.com website."

For further information
please contact:               Robin Kiely                            Joe Carmody
                                         Ryanair Ltd                             Edelman
                                        Tel: +353-1-8121212            Tel. +353-1-6789333
                                        press@ryanair.com               Ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 October, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary